SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 52)1

Berkshire Hathaway Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE

CLASS B COMMON STOCK, PAR VALUE, $.1667 PER SHARE

(Title of Class of Securities)

084670 10 8

084670 20 7

(CUSIP Number)

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 pages)

CUSIP NO. 084670 10 8	2 OF 5 PAGES
084670 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

                474,998 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett.

                23,322 shares of Class A Common Stock and 177 shares of Class B Common Stock owned by the estate of Susan T. Buffett.

8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

                474,998 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett.

                23,322 shares of Class A Common Stock and 177 shares of Class B Common Stock owned by the estate of Susan T. Buffett.

10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

498,320 shares of Class A Common Stock 177 shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.6% of the outstanding shares of Class A Common Stock

            38.3% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class B Common Stock

            32.3% of the economic interest of the outstanding shares of Class A Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 084670 10 8	3 OF 5 PAGES
084670 20 7

Item 4 of this Schedule 13D is amended to add the following:

As announced on June 25, 2006, Mr. Buffett executed a letter (the “Letter”) on June 26, 2006 that contains an irrevocable pledge (the “Pledge”) to make annual gifts of Berkshire Hathaway Inc. Class B Common Stock (“Class B Stock”) throughout his lifetime for the benefit of the Bill and Melinda Gates Foundation (the “Gates Foundation”). The Pledge provides that ten million shares of Class B Stock will be earmarked for such gifts. Ten million shares of Class B Stock represents the number of shares of Class B Stock issuable upon conversion of 333,333 shares of Berkshire Hathaway Inc. Class A Common Stock (“Class A Stock”), or 26.5% of the outstanding shares of Class A Stock and 25.6% of the aggregate voting power and 21.6% of the aggregate economic interest of Berkshire Hathaway Inc. common stock. Each year, 5% of the balance of the earmarked shares will be contributed either directly to the Gates Foundation or to a charitable intermediary for the benefit of the Gates Foundation. The Pledge is subject to three conditions: (1) that at least one of Bill Gates or Melinda French Gates remains alive and active in the policy-setting and administration of the Gates Foundation, (2) that the Gates Foundation (or any intermediary) must continue to satisfy legal requirements qualifying the gifts as charitable and not subject to taxes, and (3) subject to a ramp-up period of two years and certain provisions for excess and shortfall years, that this annual gift be fully additive to the annual spending of at least 5% of the Gates Foundation’s net assets. Mr. Buffett has not (under the Letter or otherwise) imposed any conditions on the Gates Foundation with respect to its decisions regarding the contributed Class B Stock, including any restrictions on the sale or voting of such Class B Stock. The Letter states that Mr. Buffett will soon write a new will that provides for a continuance of this commitment after his death, either by distribution of the remaining earmarked shares or in some other manner. A copy of the Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Bill Gates and Melinda French Gates (the current trustees of the Gates Foundation) have asked Mr. Buffett to become a trustee of the Gates Foundation on a future date to be determined with Mr. Buffett, and are in the process of finalizing that arrangement with Mr. Buffett. In his role as trustee, Mr. Buffett would have no power, authority or responsibility with respect to the management of Gates Foundation investments, whether in the form of Class B Stock contributed pursuant to the Pledge or otherwise (including the purchase, sale and voting of such investments).

CUSIP NO. 084670 10 8	4 OF 5 PAGES
084670 20 7

As announced on June 25, 2006, Mr. Buffett also executed letters on June 26, 2006 containing irrevocable pledges to make annual gifts of Class B Stock throughout his lifetime to the Susan Thompson Buffett Foundation (the “STB Foundation”) and the private foundations established by each of his three children. Mr. Buffett earmarked one million shares of Class B Stock for the benefit of the STB Foundation, with 5% of the balance of the earmarked shares to be contributed annually, subject to the STB Foundation continuing to satisfy legal requirements qualifying the gifts as charitable and not subject to taxes. He earmarked 350,000 shares of Class B Stock to each of the Howard G. Buffet Foundation (the “HB Foundation”), the Susan A. Buffett Foundation (the “SAB Foundation”) and the NoVo Foundation, with 5% of the balance of the earmarked shares to be contributed annually, subject to Howard Buffett, Susan A. Buffett and Peter Buffett, respectively, remaining alive and active in his or her foundation’s activities and the respective foundations continuing to satisfy legal requirements qualifying the gifts as charitable and not subject to taxes. Mr. Buffett also states in each of these letters that he will soon write a new will that provides for a continuance of this commitment after his death, either by distribution to the applicable foundation of the remaining earmarked shares or in some other manner. The aggregate number of shares of Class B Stock subject to these additional pledges, 2,050,000 shares, represents the number of shares of Class B Stock issuable upon conversion of 68,333 shares of Class A Stock, or 5.4% of the outstanding shares of Class A Stock and 5.3% of the aggregate voting power and 4.4% of the aggregate economic interest of Berkshire Hathaway Inc. Common Stock. Mr. Buffett’s letter to the STB Foundation is attached hereto as Exhibit 2 and incorporated herein by reference. Mr. Buffett’s letter to the HB Foundation is attached hereto as Exhibit 3 and incorporated herein by reference. Mr. Buffett’s letter to the SAB Foundation is attached hereto as Exhibit 4 and incorporated herein by reference. Mr. Buffett’s letter to the NoVo Foundation is attached hereto as Exhibit 5 and incorporated herein by reference. Mr. Buffett does not have voting or investment power with respect to any securities owned by the foundations described in this paragraph.

Until such time as shares of Class B Stock are contributed to the foundations described above, Mr. Buffett will continue to have sole voting power with respect to such shares (and, prior to conversion, to the shares of Class A Stock earmarked for conversion in order to permit such contributions).

Mr. Buffett does not currently own any shares of Class B Stock. Mr. Buffett has explained in each of the pledge letters that he will soon convert a number of his shares of Class A Stock into shares of Class B Stock. He has not yet determined the exact number of shares of Class A Stock to be converted or when they will be converted.

As executor of the estate of Susan T. Buffett, Mr. Buffett will transfer all shares of Berkshire Hathaway Inc. common stock remaining in the estate upon conclusion of probate to the STB Foundation. The number of shares subject to such transfer is currently expected to be all of the 23,322 shares of Class A Stock and 177 shares of Class B Stock currently owned by the estate. Mr. Buffett may convert some or all of the Class A Stock to Class B Stock before the transfer.

Except as stated above, Mr. Buffett has no plan or proposal which relates to any of the matters set forth in Item 4(a)-(j) of Schedule 13D. In particular, Mr. Buffett has no plan or desire to step down from his position as Chairman and Chief Executive Officer of Berkshire Hathaway Inc.

Item 6 of this Schedule 13D is amended to add the following:

The section of Item 4 contained in this Amendment No. 52 to Schedule 13D is incorporated herein by reference.

In connection with the acquisition of PacifiCorp by MidAmerican Energy Holdings Company (“MEHC”), a subsidiary of Berkshire Hathaway Inc., Mr. Buffett submitted an

CUSIP NO. 084670 10 8	5 OF 5 PAGES
084670 20 7

affidavit to the Public Utility Commission of Oregon in which he agreed, among other things, (1) to not exercise any control, directly or indirectly, on matters that pertain to PacifiCorp unless the matters are ministerial in nature, and (2) that a future transfer of his Berkshire Hathaway Inc. shares would require an agreement by the transferee to abide by the applicable limitations in such affidavit if, to his knowledge, the transferee would own 5% or more of the voting interests of MEHC or Berkshire Hathaway Inc. after such transfer. A copy of this affidavit is attached hereto as Exhibit 6 and incorporated by reference herein.

Item 7 of this Schedule 13D is amended to add the following:

(1) Pledge by Mr. Buffett to the Bill & Melinda Gates Foundation, dated June 26, 2006.

(2) Pledge by Mr. Buffett to the Susan Thompson Buffett Foundation, dated June 26, 2006.

(3) Pledge by Mr. Buffett to the Howard G. Buffett Foundation, dated June 26, 2006.

(4) Pledge by Mr. Buffett to the Susan A. Buffett Foundation, dated June 26, 2006.

(5) Pledge by Mr. Buffett to the NoVo Foundation, dated June 26, 2006.

(6) Affidavit of Mr. Buffett delivered to the Public Utility Commission of Oregon, dated December 22, 2005.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: June 27, 2006

WARREN E. BUFFETT

/s/ Warren E. Buffett

Exhibit 1

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

June 26, 2006

Mr. and Mrs. William H. Gates III

Bill and Melinda Gates Foundation

Dear Bill and Melinda:

I greatly admire what the Bill & Melinda Gates Foundation (“BMG”) is accomplishing and want to materially expand its future capabilities. Accordingly, by this letter, I am irrevocably committing to make annual gifts of Berkshire Hathaway “B” shares throughout my lifetime for the benefit of BMG. The first year’s gift will permit an increase in BMG’s annual giving of about $1.5 billion. In the future, I expect the value of my annual gifts to trend higher in an irregular but eventually substantial manner.

Here are the mechanics: Ten million B shares will be earmarked by me for BMG contributions. (I currently own only A shares but will soon convert a number of these to B.) In July of every year, or such later date as you elect, 5% of the balance of the earmarked shares will be contributed either directly to BMG or to a charitable intermediary that will hold the earmarked shares for the benefit of BMG. To illustrate, in 2006, 500,000 shares will be contributed. In 2007, 475,000 shares (5% of the 9,500,000 remaining after the 2006 contribution) will be contributed and thereafter 5% fewer shares will be contributed each year.

There are three conditions to this lifetime pledge. First, at least one of you must remain alive and active in the policy-setting and administration of BMG. Second, BMG (or any intermediary) must continue to satisfy legal requirements qualifying my gifts as charitable and not subject to gift or other taxes. And, finally, the value of my annual gift must be fully additive to the spending of at least 5% of the Foundation’s net assets. I expect there to be a ramp-up period of two years during which this condition will not apply. But beginning in calendar 2009, BMG’s annual giving must be at least equal to the value of my previous year’s gift plus 5% of BMG’s net assets. If this amount is exceeded in any year, however, the excess can be carried forward and be offset against a shortfall in subsequent years. Similarly a shortfall in a given year can be made up in the following year.

The value of Berkshire shares will, of course, vary from year to year. And, as noted, the number of shares distributed will diminish by 5% per year. Nevertheless, I believe that you can reasonably expect the value of Berkshire shares to increase, in an irregular manner, by an amount that more than compensates for the decline in the number of shares that will be distributed.

Mr. and Mrs. William H. Gates III

June 26, 2006

BMG can rely on this pledge to immediately and permanently expand its activities. My doctor tells me that I am in excellent health, and I certainly feel that I am. If I should become incapacitated, however, and be unable to administer my affairs, I direct whoever is in charge of my affairs to honor the commitment I am making in this letter. Additionally, I will soon write a new will that will provide for a continuance of this commitment – by distribution of the remaining earmarked shares or in some other manner – after my death.

I regard Berkshire as an ideal asset to underpin the long-term well-being of a foundation. The company has a multitude of diversified and powerful streams of earnings, Gibraltar-like financial strength, and a deeply-imbedded culture of acting in the best interests of shareholders. Outstanding managers are available to succeed me. I expect Berkshire to become ever-stronger and more profitable as it makes new acquisitions and expands present businesses.

I hope that the expansion of BMG’s giving is one of depth, rather than breadth. You have committed yourselves to a few extraordinarily important but underfunded issues, a policy that I believe offers the highest probability of your achieving goals of great consequence. The doubling of BMG’s present spending can increase the Foundation’s already impressive effectiveness in addressing the societal problems upon which it now focuses.

Working through the Foundation, both of you have applied truly unusual intelligence, energy and heart to improving the lives of millions of fellow humans who have not been as lucky as the three of us. You have done this without regard to color, gender, religion or geography. I am delighted to add to the resources with which you carry on this work.

Sincerely,

Warren E. Buffett

WEB/db

Exhibit 2

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

June 26, 2006

The Board of Directors

Susan Thompson Buffett Foundation

Dear Directors:

I am delighted by the way in which Allen and you have carried out Susie’s wishes for the foundation. She and I established the Susan Thompson Buffett Foundation (“STB”) to focus intensely on important societal problems that had very limited funding constituencies. Under Allen’s leadership, the foundation has succeeded beyond our high expectations – delivering enormous results per dollar spent.

It is time to increase the flow of these dollars. By this letter, I am making a lifetime commitment to annually give shares of Berkshire Hathaway to STB that should more than double its spending capabilities. The initial gift will allow you to increase your annual expenditures by about $150 million. The only condition to this commitment is that STB must continue to satisfy legal requirements qualifying my gifts as charitable and not subject to gift or other taxes.

Here are the mechanics of my pledge: One million B shares will be earmarked by me for STB contributions. (I currently own only A shares but will soon convert a number of these to B.) In July of every year, beginning next month, 5% of the balance of the earmarked shares will be contributed to STB. To illustrate, in 2006, 50,000 shares will be contributed. In 2007, 47,500 shares (5% of the 950,000 remaining after the 2006 contribution) will be contributed and thereafter 5% fewer shares will be contributed each year.

The value of Berkshire shares will, of course, vary from year to year. And, as noted, the number of shares STB receives will diminish by 5% per year. Nevertheless, I believe that you can reasonably expect the value of the Berkshire shares you will receive to increase, in an irregular manner, by an amount that more than compensates for the decline in the number of shares you will be receiving. Over time, the increase may be substantial.

The Board of Directors

Susan Thompson Buffett Foundation

June 26, 2006

STB can rely on this pledge and immediately expand its activities. My doctor tells me that I am in excellent health, and I certainly feel that I am. If I should become incapacitated, however, and be unable to administer my affairs, I direct whoever is handling my affairs to honor the commitment I am making in this letter. Additionally, I will soon write a new will that will provide for a continuance of this commitment – by distribution of the remaining earmarked shares or in some other manner – after my death.

I regard Berkshire as an ideal asset to underpin the long-term well-being of a foundation. The company has a multitude of diversified and powerful streams of earnings, Gibraltar-like financial strength, and a deeply-imbedded culture of acting in the best interests of shareholders. Outstanding managers are available to succeed me. I expect Berkshire to become ever-stronger and more profitable as it makes new acquisitions and expands present businesses.

I hope STB maintains its strong focus on just one or two important issues, though I expect also that it will make some smaller contributions from time to time in a variety of areas, including a few that are local in nature. The foundation’s policy of concentration has produced extraordinary results in the past and offers the best prospect for that performance being repeated in the future.

I am enormously proud of what STB has accomplished. And you can be sure that Susie would be as well.

Sincerely,

Warren E. Buffett

WEB/db

Exhibit 3

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

June 26, 2006

Mr. Howard G. Buffett

Howard G. Buffett Foundation

Dear Howie:

I am enormously proud of the way in which you have managed the resources of the foundation that Mom and I established for you. Your thinking has been good, and your actions have been effective in helping those less fortunate than our family has been. Therefore, I want to make annual contributions of Berkshire shares to the Howard G. Buffett Foundation (“HGB”) that will allow you to substantially expand your activities.

I am by this letter making a lifetime pledge to HGB conditioned on two factors. The first is that you remain alive and active in the foundation’s activities. The second is that HGB must continue to satisfy legal requirements qualifying my gifts as charitable and not subject to gift or other taxes.

Here are the mechanics of my pledge: 350,000 B shares will be earmarked by me for HGB contributions. (I currently own only A shares but will soon convert a number of these to B.) In July of every year, beginning next month, 5% of the balance of the earmarked shares will be contributed to HGB. To illustrate, in 2006, 17,500 shares (currently worth more than $50 million) will be contributed. In 2007, 16,625 shares (5% of the 332,500 remaining after the 2006 contribution) will be contributed and thereafter 5% fewer shares will be contributed each year.

The value of Berkshire shares will, of course, vary from year to year. And, as noted, the number of shares HGB receives will diminish by 5% per year. Nevertheless, I believe that you can reasonably expect the value of the Berkshire shares you will receive to increase, in an irregular manner, by an amount that more than compensates for the decline in the number of shares you will be receiving. Over time, the increase may be substantial.

Mike Sorrell tells me that I am in excellent health, and I certainly feel that I am. If I should become incapacitated, however, and be unable to administer my affairs, I direct whoever is handling my affairs to honor the commitment I am making in this letter. Additionally, I will soon write a new will that will provide for a continuance of this commitment – by distribution of the remaining earmarked shares or in some other manner – after my death.

Mr. Howard G. Buffett

June 26, 2006

I regard Berkshire as an ideal asset to underpin the long-term well-being of a foundation. The company has a multitude of diversified and powerful streams of earnings, Gibraltar-like financial strength, and a deeply-imbedded culture of acting in the best interests of shareholders. Outstanding managers are available to succeed me. I expect Berkshire to become ever-stronger and more profitable as it makes new acquisitions and expands present businesses.

A couple of thoughts (but not directives): Focus the new funds and your energy on a relatively few activities in which HGB can make an important difference. Concentrate your resources on needs that would not be met without your efforts. Conversely, avoid making small contributions to the multitude of worthwhile activities that have many possible funders and that would likely proceed without your help. Consider working with your siblings on important projects. Pay attention to your home community but favor a broader view. Judge programs by how they fit with your goals and their chances for success, not by who makes the request. Expect to make some mistakes; nothing important will be accomplished if you make only “safe” decisions.

HGB does not necessarily need to spend each annual inflow in the year in which it is received. You can build up resources while you gain experience and develop long-range goals. But, since you will be receiving gifts annually, there is no need for you to build large reserves.

I consider myself lucky to have three children who want to spend much of their time and energy in working on projects that will benefit others. I am proud of what you are doing, and your mother would be proud as well.

Love,

Exhibit 4

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

June 26, 2006

Ms. Susan A. Buffett

The Susan A. Buffett Foundation

Dear Sooz:

I am enormously proud of the way in which you have managed the resources of the foundation that Mom and I established for you. Your thinking has been good, and your actions have been effective in helping those less fortunate than our family has been. Therefore, I want to make annual contributions of Berkshire shares to The Susan A. Buffett Foundation (“SAB”) that will allow you to substantially expand your activities.

I am by this letter making a lifetime pledge to SAB conditioned on two factors. The first is that you remain alive and active in the foundation’s activities. The second is that SAB must continue to satisfy legal requirements qualifying my gifts as charitable and not subject to gift or other taxes.

Here are the mechanics of my pledge: 350,000 B shares will be earmarked by me for SAB contributions. (I currently own only A shares but will soon convert a number of these to B.) In July of every year, beginning next month, 5% of the balance of the earmarked shares will be contributed to SAB. To illustrate, in 2006, 17,500 shares (currently worth more than $50 million) will be contributed. In 2007, 16,625 shares (5% of the 332,500 remaining after the 2006 contribution) will be contributed and thereafter 5% fewer shares will be contributed each year.

The value of Berkshire shares will, of course, vary from year to year. And, as noted, the number of shares SAB receives will diminish by 5% per year. Nevertheless, I believe that you can reasonably expect the value of the Berkshire shares you will receive to increase, in an irregular manner, by an amount that more than compensates for the decline in the number of shares you will be receiving. Over time, the increase may be substantial.

Mike Sorrell tells me that I am in excellent health, and I certainly feel that I am. If I should become incapacitated, however, and be unable to administer my affairs, I direct whoever is handling my affairs to honor the commitment I am making in this letter. Additionally, I will soon write a new will that will provide for a continuance of this commitment – by distribution of the remaining earmarked shares or in some other manner – after my death.

Ms. Susan A. Buffett

June 26, 2006

I regard Berkshire as an ideal asset to underpin the long-term well-being of a foundation. The company has a multitude of diversified and powerful streams of earnings, Gibraltar-like financial strength, and a deeply-imbedded culture of acting in the best interests of shareholders. Outstanding managers are available to succeed me. I expect Berkshire to become ever-stronger and more profitable as it makes new acquisitions and expands present businesses.

A couple of thoughts (but not directives): Focus the new funds and your energy on a relatively few activities in which SAB can make an important difference. Concentrate your resources on needs that would not be met without your efforts. Conversely, avoid making small contributions to the multitude of worthwhile activities that have many possible funders and that would likely proceed without your help. Consider working with your siblings on important projects. Pay attention to your home community but favor a broader view. Judge programs by how they fit with your goals and their chances for success, not by who makes the request. Expect to make some mistakes; nothing important will be accomplished if you make only “safe” decisions.

SAB does not necessarily need to spend each annual inflow in the year in which it is received. You can build up resources while you gain experience and develop long-range goals. But, since you will be receiving gifts annually, there is no need for you to build large reserves.

I consider myself lucky to have three children who want to spend much of their time and energy in working on projects that will benefit others. I am proud of what you are doing, and your mother would be proud as well.

Love,

Exhibit 5

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

June 26, 2006

Mr. Peter A. Buffett

NoVo Foundation

Dear Peter:

I am enormously proud of the way in which you have managed the resources of the foundation that Mom and I established for you. Your thinking has been good, and your actions have been effective in helping those less fortunate than our family has been. Therefore, I want to make annual contributions of Berkshire shares to the NoVo Foundation (“NoVo”) that will allow you to substantially expand your activities.

I am by this letter making a lifetime pledge to NoVo conditioned on two factors. The first is that you remain alive and active in the foundation’s activities. The second is that NoVo must continue to satisfy legal requirements qualifying my gifts as charitable and not subject to gift or other taxes.

Here are the mechanics of my pledge: 350,000 B shares will be earmarked by me for NoVo contributions. (I currently own only A shares but will soon convert a number of these to B.) In July of every year, beginning next month, 5% of the balance of the earmarked shares will be contributed to NoVo. To illustrate, in 2006, 17,500 shares (currently worth more than $50 million) will be contributed. In 2007, 16,625 shares (5% of the 332,500 remaining after the 2006 contribution) will be contributed and thereafter 5% fewer shares will be contributed each year.

The value of Berkshire shares will, of course, vary from year to year. And, as noted, the number of shares NoVo receives will diminish by 5% per year. Nevertheless, I believe that you can reasonably expect the value of the Berkshire shares you will receive to increase, in an irregular manner, by an amount that more than compensates for the decline in the number of shares you will be receiving. Over time, the increase may be substantial.

Mike Sorrell tells me that I am in excellent health, and I certainly feel that I am. If I should become incapacitated, however, and be unable to administer my affairs, I direct whoever is handling my affairs to honor the commitment I am making in this letter. Additionally, I will soon write a new will that will provide for a continuance of this commitment – by distribution of the remaining earmarked shares or in some other manner – after my death.

Mr. Peter A. Buffett

June 26, 2006

I regard Berkshire as an ideal asset to underpin the long-term well-being of a foundation. The company has a multitude of diversified and powerful streams of earnings, Gibraltar-like financial strength, and a deeply-imbedded culture of acting in the best interests of shareholders. Outstanding managers are available to succeed me. I expect Berkshire to become ever-stronger and more profitable as it makes new acquisitions and expands present businesses.

A couple of thoughts (but not directives): Focus the new funds and your energy on a relatively few activities in which NoVo can make an important difference. Concentrate your resources on needs that would not be met without your efforts. Conversely, avoid making small contributions to the multitude of worthwhile activities that have many possible funders and that would likely proceed without your help. Consider working with your siblings on important projects. Pay attention to your home community but favor a broader view. Judge programs by how they fit with your goals and their chances for success, not by who makes the request. Expect to make some mistakes; nothing important will be accomplished if you make only “safe” decisions.

NoVo does not necessarily need to spend each annual inflow in the year in which it is received. You can build up resources while you gain experience and develop long-range goals. But, since you will be receiving gifts annually, there is no need for you to build large reserves.

I consider myself lucky to have three children who want to spend much of their time and energy in working on projects that will benefit others. I am proud of what you are doing, and your mother would be proud as well.

Love,

Exhibit 6

ORDER NO. 06-082

BEFORE THE PUBLIC UTILITY COMMISSION

OF OREGON

UM 1209

In the Matter of MIDAMERICAN
ENERGY HOLDINGS COMPANY	AFFIDAVIT OF
Application for Authorization to Acquire	WARREN E. BUFFETT
Pacific Power & Light, dba PacifiCorp.

STATE OF NEBRASKA	)
) ss.
County of Douglas	)

I, WARREN E. BUFFETT, being first duly sworn on oath, depose and say:

1. My full name is Warren E. Buffett. My business address is 1440 Kiewit Plaza, Omaha, NE 68131.

2. I am a shareholder of Berkshire Hathaway Inc. (“Berkshire Hathaway”). Upon conversion of Berkshire Hathaway’s shares after PUHCA repeal becomes effective, Berkshire Hathaway will own 83.75% of MidAmerican Energy Holdings Company’s (“MEHC”) voting shares, or 80.48% on a diluted basis. Indirectly through my ownership of Berkshire Hathaway shares, I will own more than 5% of the voting shares of MEHC.

3. I am a member of the Board of MEHC. I am also chair of the Board of Berkshire Hathaway.

4. In my capacity as a director of MEHC and Berkshire Hathaway and a shareholder of Berkshire Hathaway, I am familiar with MEHC’s proposed acquisition of PacifiCorp.

5. After the acquisition of PacifiCorp is completed, I do not intend to exercise substantial influence over the policies and actions of PacifiCorp. I understand that this issue is relevant to whether I am a necessary party to MEHC’s application with the Oregon Public Utility Commission to approve the acquisition under ORS 757.511. I am therefore willing to provide specific, sworn assurances to the Oregon Commission on this point.

Page 1 – AFFIDAVIT OF WARREN E. BUFFETT

ORDER NO. 06-082

6. I agree that I will not exercise any control, directly or indirectly, on matters that pertain to PacifiCorp, except for matters relating to PacifiCorp that are ministerial in nature.

7. I agree that as an MEHC and Berkshire Hathaway Director I will recuse myself from voting on MEHC or Berkshire Hathaway Board of Directors matters concerning PacifiCorp activities or operations.

8. I agree that future transfer of my Berkshire Hathaway shares will require an agreement by the transferee to abide by the limitations I just recited above, as applicable, regarding the power to exercise substantial influence over PacifiCorp if, to my knowledge, the transferee would own 5% or more of the voting interests of MEHC or Berkshire Hathaway after such transfer. By the foregoing, I do not agree that such transferees are affiliated interests as defined by ORS 757.015(1)-(3).

Page 2 – AFFIDAVIT OF WARREN E. BUFFETT

ORDER NO. 06-082

I declare under penalty of perjury that the foregoing is true and correct based on my information and belief.

SIGNED this 22nd day of December, 2005, at Omaha, NE.

/s/ Warren E. Buffett
Warren E. Buffett

SUBSCRIBED AND SWORN to before me this 22nd day of December, 2005.

/s/ Douglas L. Anderson
Notary Public for the State of Nebraska
My Commission Expires: Sept. 13, 2006